UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective July 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Dynex Capital, Inc. 401(k) Plan
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2013, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan

Statement of Plan Assets and Liabilities

	December 31, 2012	December 31, 2013
PLAN ASSETS
Mutual Funds	$3,022,171	$3,958,991
Corporate Stocks (Employer Stock)	466,587	441,619
Cash Pending Investment	432	5
Participant Loan Receivable	6,083	3,501
Total Plan Assets	3,495,273	4,404,116
PLAN LIABILITIES
Other Liabilities	—	—
Total Plan Liabilities	—	—
NET PLAN ASSETS	$3,495,273	$4,404,116

Dynex Capital, Inc. 401(k) Plan

Statement of Income and Expenses

Year Ended
December 31,
2013

INCOME
Contributions – Company Matching	$142,440
Contributions – Participant	175,113
Contributions – Other	—
Investment Earnings	676,366
Interest on Participant Loans	207

Total Income	994,126

EXPENSES
Payments to Participants	85,283

Total Expenses	85,283

NET INCOME	908,843

Net Plan Assets, Beginning of Year	3,495,273

Net Plan Assets, End of Year	$4,404,116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective July 1, 2010)

Date: June 12, 2014	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti Executive Vice President, Chief Operating Officer & Chief Financial Officer Dynex Capital, Inc., Plan Administrator

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